PROTAGONIST THERAPEUTICS, INC.

7707 Gateway Boulevard, Suite 140

Newark, CA 94560

VIA EDGAR

August 12, 2022

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.
Washington, D.C. 20549

Re:	Protagonist Therapeutics, Inc. Registration Statement on Form S-3 (File No. 333-266595)

To Whom it May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Protagonist Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 16, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Gibson, Dunn & Crutcher LLP by calling Branden C. Berns at (415) 393-4631.

Very truly yours,

Protagonist Therapeutics, Inc.

By:	/s/ Asif Ali
Name:	Asif Ali
Title:	Chief Financial Officer

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP